October 20, 2021

VIA EDGAR

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pembina Pipeline Corporation (“Pembina”) Form 40-F for the Fiscal Year Ended December 31, 2020 Filed February 25, 2021 File No. 001-35563

Ladies and Gentlemen:

We hereby acknowledge receipt of the comment letter, dated September 21, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Form 40-F (the “Form 40-F”). For ease of reference, we have reproduced the Staff’s comment from the Comment Letter in bold type below, followed by Pembina’s response.

Form 40-F for the Fiscal Year Ended December 31, 2020

Exhibit 99.2 Management's Discussion and Analysis for the fiscal year ended December 31, 2020

Notes to the Consolidated Financial Statements

11. Intangible Assets and Goodwill, page 96

You disclose that you use an after-tax discount rate to determine the recoverable amount of operating segments in your goodwill impairment test. In your 2019 Form 40-F, you disclosed that you used the pre-tax discount rate to determine the recoverable amount of operating segments. Please provide the basis for your change in discount rates and explain why you believe using an after-tax discount rate is appropriate based on paragraph 55 of IAS36. In addition, please provide your calculation of the recoverable amount of operating assets using the pre-tax and after-tax discount rates for 2020 compared to the recorded balances for each operating segment.

Response: In 2020, we disclosed in the Form 40-F that we used an after-tax discount rate to determine the recoverable amount of our operating segments in our goodwill impairment tests. The recoverable amounts were determined using a fair value less costs of disposal approach with reference to IAS 36 and IFRS 13, specifically paragraph B.14d of IFRS 13, which is reproduced below (emphasis added):

(d) Assumptions about cash flows and discount rates should be internally consistent. For example, nominal cash flows, which include the effect of inflation, should be discounted at a rate that includes the effect of inflation. The nominal risk-free interest rate includes the effect of inflation. Real cash flows, which exclude the effect of inflation, should be discounted at a rate that excludes the effect of inflation. Similarly, after-tax cash flows should be discounted using an after-tax discount rate. Pre-tax cash flows should be discounted at a rate consistent with those cash flows.

The fair value less costs of disposal for each operating segment was determined using a discounted cash flow technique, with after-tax assumptions used for the cash flows and discount rates to reflect market participant views.  As such, the Form 40-F disclosed the after-tax discount rate used. We note that the requirement to use a pre-tax discount rate as referenced in paragraph 55 of IAS 36 is applicable when the recoverable amount is determined using a value in use approach.

In our Form 40-F for the year ended December 31, 2019, we also applied the fair value less costs of disposal approach using after-tax cash flows and, consistent with that approach, used an after-tax discount rate to determine the recoverable amount of our operating segments in our goodwill impairment test. However, we inadvertently indicated that pre-tax discount rates were applied. The after-tax discount rates for 2019 by operating segment were as follows: Pipelines 5.7%, Facilities 5.6% and Marketing and New Ventures 7.8%. Therefore, there was no year-over-year change in the application of the discount rates, and such rates were applied in accordance with the applicable accounting guidance

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Should you have any questions regarding the foregoing, please do not hesitate to contact me at your convenience at SBurrows@pembina.com.

Yours very truly,

PEMBINA PIPELINE CORPORATION

/s/ J. Scott Burrows
J. Scott Burrows
Senior Vice President & Chief Financial Officer

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